UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2009 Down 16.7% Year over Year

Mexico City, August 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2009 decreased by 16.7% when compared to July 2008.

This announcement reflects comparisons between July 1 through July 31, 2009 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2008	July 2009	% Change
Cancún	413,047	402,458	(2.6)
Cozumel	11,967	7,312	(38.9)
Huatulco	35,283	34,630	(1.9)
Mérida	102,830	88,510	(13.9)
Minatitlán	12,834	13,152	2.5
Oaxaca	47,801	39,526	(17.3)
Tapachula	21,927	12,160	(44.5)
Veracruz	81,004	70,086	(13.5)
Villahermosa	78,713	65,203	(17.2)
Total Domestic	805,406	733,037	(9.0)

International
Airport	July 2008	July 2009	% Change
Cancún	813,489	609,633	(25.1)
Cozumel	45,533	41,759	(8.3)
Huatulco	1,540	1,466	(4.8)
Mérida	13,923	9,961	(28.5)
Minatitlán	429	409	(4.7)
Oaxaca	4868	6,946	42.7
Tapachula	321	251	(21.8)
Veracruz	8,092	7,030	(13.1)
Villahermosa	6,663	6,174	(7.3)
Total International	894,858	683,629	(23.6)

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Total
Airport	July 2008	July 2009	% Change
Cancún	1,226,536	1,012,091	(17.5)
Cozumel	57,500	49,071	(14.7)
Huatulco	36,823	36,096	(2.0)
Mérida	116,753	98,471	(15.7)
Minatitlán	13,263	13,561	2.2
Oaxaca	52,669	46,472	(11.8)
Tapachula	22,248	12,411	(44.2)
Veracruz	89,096	77,116	(13.4)
Villahermosa	85,376	71,377	(16.4)
ASUR Total	1,700,264	1,416,666	(16.7)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 6, 2009